LEGEND EQUITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Legend Equities Corporation (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Legend Group Holdings, LLC ("Holding Company"), which is an indirect wholly owned subsidiary of First Allied Holdings Inc. ("FAHI"), which is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"), formerly known as RCS Capital Corporation ("RCAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Commissions Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of other accrued fees from product sponsors and notes receivable from financial advisors. The Company loans money to certain of its financial advisors under forgivable promissory note agreements, which bear interest at various rates and have various maturities. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Intangible Assets

Intangible assets that are definite-lived are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. See Note 4 for more information.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the resulting net deferred tax liability is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized.

The Company does not file a separate federal tax return; rather, its activity is included in the consolidated tax return filed by their ultimate parent company, Aretec. Income taxes are allocated to the Company as if it filed a separate return on a stand-alone basis. The Company files its own state and local tax returns. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

3. NOTES RECEIVABLE AND ADVANCES

The Company has loans outstanding to certain of its financial advisors as forgivable notes. The Company amortizes the principal balance of the forgivable notes as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal is due.

The Company's notes receivable for the year ended December 31, 2016 included in other receivables were as follows:

Beginning balance, net of allowance	$	297,542
New loans		62,000
Collections		(159,494)
Amortization		(41,811)
Change in allowance		(1,050)
Ending balance, net of Allowance	$	157,187

The Company establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, the Company considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

The following table presents the Company's allowance for uncollectible notes receivable due from financial advisors for the year ended December 31, 2016:

Beginning balance	$	60,964
Provision for bad debt		45,214
Charge off-net of recoveries		(44,164)
Ending Balance	$	62,014

4. INTANGIBLE ASSETS

Intangible assets recognized in the acquisition of the Company by FAHI are as follows:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets			
Advisor relationships	$2,264,000	($1,132,000)	$1,132,000

The Company defines advisor relationships as the relationships with financial advisors and their customers that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

5. INCOME TAXES

Deferred income tax expense (benefits) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgement, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2016 were as follows:

Deferred tax assets		
Accrued expense	$	152,766
Total deferred tax assets	$	152,766
Deferred tax liabilities		
Intangible amortization	$	445,402
Prepaid expenses		93,101
Total deferred tax liabilities	$	538,503
Net deferred tax liability	$	385,737

As of December 31, 2016, outstanding federal and state income taxes receivable to be settled with the Holding Company of $781,516 were included in other receivables. The Holding Company will ultimately settle taxes with Aretec.

The Company believes that, as of December 31, 2015, it had no material uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2016.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2013. The Company's state income tax returns are open to audit under the statute of limitations for 2012 to 2015.

6. **EMPLOYEE BENEFIT PLANS**

    401(k) and Health and Welfare Benefit Plan for Employees

    The employees of the Company are covered by a 401(k) defined contribution plan administered by FAHI. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. Costs of the plan are allocated to the Company based on rates determined by FAHI.

    The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2016 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

7. **RELATED PARTY TRANSACTIONS**

    Advisory Services Corporation ("ADServ") and Aretec, affiliates of the Company, allocates a portion of their general administrative expenses to the Company based on volume and activity and pays certain expenses on behalf of the Company, which are allocated to the Company in full. Aretec allocations are first allocated to ADServ, which then allocates to the Company. At December 31, 2016, outstanding payable to ADServ in connection with these services of $57,144 were included in accrued expenses and accounts payable.

Cetera Financial Group ("CFG"), a sister-company of the Holding Company and subsidiary of Aretec, allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity and pays certain expenses on behalf of the Company, which are allocated to the Company in full. As of December 31, 2016, outstanding receivables from CFG in connection with these services of $5,986 were included in other receivables on the statement of financial condition.

8. COMMITMENTS AND CONTINGENCIES

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the statement of operations. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2016, the Company complied with all such requirements.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or 1/15th of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the basic method of computing net capital, which requires the maintenance of minimum net capital of the greater of $50,000 or the minimum required net capital.

At December 31, 2016, the Company had net capital of $1,144,359, which was $751,841 in excess of required net capital of $392,518.

10. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims exemptions from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraphs k(2)(i) and k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers.

Because the Company claims exemptions, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

11. SUBSEQUENT EVENTS

Management evaluated activity of the Company through the date the statement of financial condition was issued for subsequent events and has noted the below event:

On January 3, 2017, FAHI completed a transaction to sell the Company to Lincoln Investment Capital Holdings, LLC.

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